

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

Via E-mail
Toshizo Tanaka
Executive VP and Chief Financial Officer
Canon, Inc.
30-2, Shimomaruko 3-chome
Ohta-ku, Tokyo 146-8501
Japan

> **Re:** **Canon, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 001-15122**

Dear Mr. Tanaka:

We have reviewed your response letter dated May 29, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 32

B. Liquidity and Capital Resources, page 45

1. We note your response to prior comment 1 where you indicate that the increase in the inventory turnover ratio is due to finished goods rather than work-in-process inventory. In addition, we note the expanded description of the plan to "optimize inventory levels" and the reasons for the increase in finished goods. Please revise future liquidity discussions to clearly describe the factors that lead to the increase in finished goods inventory and the inventory turnover ratio. Also, include the additional background information on the inventory optimization plan as described in your response.

Item 18. Financial Statements, page 102

Note 1. Basis of Presentation and Significant Accounting Policies, page 111

(q) Revenue Recognition, page 116

2.   Please refer to prior comment 2. Given the significant impact of the revision to the estimated sales incentive program accrual, in future filings please provide investors with a clearer understanding of the reasons for the change in estimate. Please expand the revenue recognition policy footnote and critical accounting policy discussion in Management's Discussion and Analysis to identify the underlying details of the change in estimate and the factors that lead you to conclude the accrual was overstated. Please clarify how changes from mail-in to instant rebates are impacting your processes and related accruals for incentives.

Note 22. Segment Information, page 149

3.   We note your response to prior comment 3 and see that you believe your current disclosure of revenue by segment complies with FASB ASC 280-10-50-40 because the three segments are themselves major categories of products. However, we have continuing concerns regarding how you have interpreted and applied the product line disclosure guidance. In that regard, please address the following:

- Tell us how you disaggregate world-wide product sales in reports to executive and segment management. For instance, tell us whether your internal financial reporting includes product sales broken down by the major product categories listed in the segment disclosure on page 149.
- We note disclosure on page S3 of a Form 6-K submitted on April 25, 2013 of the "Breakdown of Product Sales Within Business Unit," which presents some limited detail of specific separate product lines within each segment. For example, we see that the office segment was disaggregated to separately quantify revenues from monochrome copiers, color copiers, printers and other. Please tell us the purpose of quantifying the sales by product type in the Form 6-K while not including similar information in your audited financial statements on Form 20-F.
- Further, it is unclear why it is appropriate to consider the diverse products sold by your segments as similar, particularly with respect to the office and imaging segments. For example, the imaging segment appears to include commercial broadcast equipment, consumer compact digital cameras, professional cameras and lenses, consumer printers, and professional and commercial printers. While some of the products may be designed to seamlessly work together and some may be sold through similar outlets, there appears to be significant variety in the types of products and the types of end users for the significant categories of products. Please further explain to us why you believe your current disclosure conforms to the requirements of FASB ASC 280-10-50-40, with more specific detail regarding the products for the

office and imaging segments. Please also address your consideration of product end markets when discussing similarity and your conclusion about the existing footnote disclosure. Alternatively, in future filings provide the additional details of revenue for each product or service separately. Show us how you intend to apply this comment.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief